Subject to Completion Preliminary Term Sheet dated June 8, 2007	Filed Pursuant to Rule 433 Registration No. 333-132911

$ Accelerated Return Notes	Expected Pricing Date* June	, 2007
Linked to an Asian Equity Index Basket Due September , 2008	Settlement Date* July	, 2007
Preliminary Term Sheet	Maturity Date* September	, 2008
CUSIP No.

Merrill Lynch & Co., Inc.
• 3-to-1 upside exposure, subject to a cap • A maturity of approximately 14 months • 1-to-1 downside exposure, with no downside limit • No listing on any securities exchange

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement ARN-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

1)	The public offering price and underwriting discount for any purchase of between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any purchase of between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any purchase of 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in June or July, the settlement date may occur in June or July and the maturity date may occur in August or September. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“KOSPI” and “KOSPI 200” are trademarks/service marks of the Korea Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

“MSCI Singapore Free IndexSM” is the exclusive property of Morgan Stanley Capital International Inc. and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

“MSCI Malaysia Free IndexSM” is the exclusive property of Morgan Stanley Capital International Inc. and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

“Nikkei 225” is a registered trademark of Nikkei, Inc., and is licensed for use by Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

June     , 2007

Summary

The Accelerated Return NotesSM Linked to an Asian Equity Index Basket due September     , 2008 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the value of the Asian Equity Index Basket (the “Basket”) increases moderately from the Starting Value of the Basket on the Pricing Date to the Ending Value of the Basket determined on valuation dates shortly prior to the Maturity Date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

The Basket is comprised of the KOSPI 200 Index, the MSCI Singapore Free Index, the MSCI Malaysia Free Index and the Nikkei 225 Index (each a “Basket Component Index” and together the “Basket Component Indices”). Each Basket Component Index will be assigned a weighting so that each Basket Component Index will contribute equally to the Basket level on the Pricing Date.

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This table reflects the hypothetical returns on the Notes, assuming a Capped Value of 22.50%, the midpoint of the range of 20.50% and 24.50%. The red line reflects the hypothetical returns on the Notes, while the blue line reflects the return of an investment in the Basket.

This table has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a Capped Value of $12.25, the midpoint of the range of $12.05 and $12.45.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 80

$10 ×	(80)	= $8.00
100

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 103

$10 +	($30 x	(103 - 100))	= $10.90
100

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 120

$10 +	($30 x	(120 - 100))	= $16.00
100

Payment at maturity (per unit) = $12.25         (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of an investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 2.969% per annum, as more fully described below.

The table below assumes a Capped Value of $12.25, the midpoint of the range of $12.05 and $12.45.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Basket Component Indices (1)(2)
50.00	-50%	$5.00	-50.00%	-51.28%	-47.74%
60.00	-40%	$6.00	-40.00%	-39.23%	-35.88%
70.00	-30%	$7.00	-30.00%	-28.28%	-25.06%
80.00	-20%	$8.00	-20.00%	-18.19%	-15.08%
90.00	-10%	$9.00	-10.00%	-8.81%	-5.77%
92.00	-8%	$9.20	-8.00%	-7.00%	-3.98%
94.00	-6%	$9.40	-6.00%	-5.22%	-2.21%
96.00	-4%	$9.60	-4.00%	-3.46%	-0.46%
98.00	-2%	$9.80	-2.00%	-1.72%	1.27%
100.00 (3)	0%	$10.00	0.00%	0.00%	2.98%
102.00	2%	$10.60	6.00%	5.04%	4.67%
104.00	4%	$11.20	12.00%	9.93%	6.34%
106.00	6%	$11.80	18.00%	14.66%	8.00%
108.00	8%	$12.25 (4)	22.50%	18.12%	9.63%
110.00	10%	$12.25	22.50%	18.12%	11.25%
120.00	20%	$12.25	22.50%	18.12%	19.11%
130.00	30%	$12.25	22.50%	18.12%	26.61%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 4, 2007 to August 4, 2008, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.969% per annum (which equals the weighted average of a dividend yield of 1.757% for the KOSPI 200 Index, 2.850% for the MSCI Singapore Free Index, 3.239% for the MSCI Malaysia Free Index and 1.060% for the Nikkei 225 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	The Starting Value will be set at 100 on the Pricing Date.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed $12.25 (the midpoint of the range of $12.05 and $12.45).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value and term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Basket.

•	Your return on the Notes will not reflect dividends on the stocks included in the Basket Component Indices.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Basket Component Indices.

•	Your return may be affected by factors affecting international securities markets.

•	The value of the Basket Component Indices will not be adjusted for changes in exchange rates that might affect the Basket Component Indices.

•	A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes.

•	The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•   You anticipate that the value of the Basket will appreciate moderately from the Starting Value to the Ending Value.

•   You accept that your investment may result in a loss, which could be significant, if the value of the Basket decreases from the Starting

        Value to the Ending Value.

•   You accept that the return on the Notes will not exceed the Capped

        Value.

•   You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•   You want exposure to the Basket with no expectation of dividends or other benefits of owning the underlying securities.

•   You are willing to accept that a trading market for the Notes is not expected to develop for the Notes.

•   You anticipate that the value of the Basket will depreciate from the

        Starting Value to the Ending Value or that the value of the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•   You are seeking principal protection or preservation of capital.

•   You seek a return on your investment that will not be capped at a percentage that will be between 20.50% and 24.50%.

•   You seek interest payments or other current income on your investment.

•   You want to receive dividends paid on the stocks included in the

        Basket Component Indices.

•   You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Accelerated Return Notes	TS-5

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the section below. Each Basket Component Index will be assigned an equal weighting so that each Basket Component Index represents an equal portion of the value of the Basket on the Pricing Date.

The respective publishers of the Basket Component Indices have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. These respective publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

For more information on the Basket, please see the section entitled “The Market Measure-—Baskets” in the product supplement ARN-1.

If June 1, 2007 was the Pricing Date, for each Basket Component Index, the initial weighting, the closing level, the hypothetical Multiplier and the initial contribution to the Basket level would be as follows:

Basket Component Index	Bloomberg Symbol	Country	Initial Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Level Contribution

KOSPI 200 Index	KOSPI2	South Korea	25.00%	218.74	0.11429094	25.00

MSCI Singapore Free Index	SGY	Singapore	25.00%	437.36	0.05716115	25.00

MSCI Malaysia Free Index	MXMY	Malaysia	25.00%	514.07	0.04863151	25.00

Nikkei 225 Index	NKY	Japan	25.00%	17,958.88	0.00139207	25.00

Starting Value						100.00

(1)	This is the closing level of each Basket Component Index on June 1, 2007.

(2)	The hypothetical Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on June 1, 2007 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical performance of the Basket in the period from January 2002 through May 2007, based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value of 100 on June 1, 2007. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

Accelerated Return Notes	TS-6

The Basket Component Indices

The KOSPI 200 Index

The Korea Stock Price Index 200, referred to as the KOSPI 200 Index (index symbol “KOSPI2”) is calculated, published and disseminated by the Korea Exchange (“KRX”) and was first calculated and published on June 15, 1994. The base date of the KOSPI 200 Index was set as January 3, 1990 with a base value of 100 as of such date. The KOSPI 200 Index is a market capitalization weighted index consisting of 200 constituent stocks selected from the stocks listed on the KRX. Stocks issued by companies (i) that belong to the following 8 industry groups: fisheries, mining, manufacturing, electricity & gas, construction, services, post & communication and finance; and (ii) whose market capitalization is at least 1% of the total market capitalization of all the securities listed on the KRX, are selected for inclusion in the KOSPI 200.

In April 2007, the KRX announced that the weightings in KOSPI 200 Index will be based on the number of free float shares available, not the total market capitalization of its respective components. The calculation of the KOSPI 200 using free float shares will be in two steps. Beginning June 15, 2007, the KOSPI 200 will be calculated by excluding 50% of the non-free floats from the total number of shares of constituent stocks. Beginning December 14, 2007, the KOSPI 200 will be calculated deducting all non-free floats from the total number of shares of constituent stocks. For more information on the KOSPI 200 Index, please see the section entitled “The KOSPI 200 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the KOSPI 200 Index in the period from January 2002 through May 2007. This historical data on the KOSPI 200 Index is not necessarily indicative of the future performance of the KOSPI 200 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the KOSPI 200 Index during any period set forth below is not an indication that the KOSPI 200 Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 1, 2007, the closing level of the KOSPI 200 Index was 218.74.

Accelerated Return Notes	TS-7

The MSCI Singapore Free IndexSM

The MSCI Singapore Free Index is a market capitalization-weighted index of stocks listed on the Stock Exchange of Singapore. The MSCI Singapore Free Index has a base date of January 1, 1988. MSCI targets an 85% free float-adjusted market representation level within each industry group in Singapore. MSCI does not target a specific number of securities for inclusion in the MSCI Singapore Free Index. In the 1990s, Singapore enacted a system to prevent companies in industries that were considered strategic from being controlled by foreigners. Certain shares had limits on the percent that could be acquired by foreigners. Once the limit was reached, these shares traded at a premium price. The MSCI Singapore Free Index was based on the prices at which foreigners could trade. In May 1999, foreign ownership restrictions in Singapore were lifted and as of that date, the MSCI Singapore and MSCI Singapore Free Indices have had the same constituent market caps and performance. Only the absolute index levels continue to differ.

As of May 2006, the minimum size threshold for the inclusion in the MSCI Singapore Free Index was securities of a company with a free float-adjusted market capitalization of U.S. dollars 600 million. In making an assessment of adequate liquidity levels, a number of absolute and relative liquidity measures are considered. MSCI does not define absolute minimum or maximum liquidity levels for stock inclusion or exclusion from the MSCI Singapore Free Index but considers each stock’s relative standing within Singapore and between cycles. The MSCI Singapore Free Index is calculated and published in real time in Singapore dollars, every 15 seconds during market trading hours. For more information on the MSCI Indices, please see the section entitled “The MSCI Indices” in the index supplement I-1.

The following graph sets forth the historical performance of the MSCI Singapore Free Index in the period from January 2002 through May 2007. This historical data on the MSCI Singapore Free Index is not necessarily indicative of the future performance of the MSCI Singapore Free Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the MSCI Singapore Free Index during any period set forth below is not an indication that the MSCI Singapore Free Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 1, 2007, the closing level of the MSCI Singapore Free Index was 437.36.

Accelerated Return Notes	TS-8

The MSCI Malaysia Free IndexSM

The MSCI Malaysia Free Index is a market capitalization-weighted index of stocks listed on the Malaysia Stock Exchange. The MSCI Malaysia Free Index has a base date of January 1, 1988. MSCI targets an 85% free float-adjusted market representation level within each industry group in Malaysia. MSCI does not target a specific number of securities for inclusion in the MSCI Malaysia Free Index.

As of May 2007, the minimum size threshold for the inclusion in the MSCI Malaysia Free Index was securities of a company with a free float-adjusted market capitalization of U.S. dollars 121.79 million. In making an assessment of adequate liquidity levels, a number of absolute and relative liquidity measures are considered. MSCI does not define absolute minimum or maximum liquidity levels for stock inclusion or exclusion from the MSCI Malaysia Free Index but considers each stock’s relative standing within Singapore and between cycles. The MSCI Malaysia Free Index is calculated and published in real time in Malaysian Ringgit, every 15 seconds during market trading hours. For more information on the MSCI Indices, please see the section entitled “The MSCI Indices” in the index supplement I-1.

The following graph sets forth the historical performance of the MSCI Malaysia Free Index in the period from January 2002 through May 2007. This historical data on the MSCI Malaysia Free Index is not necessarily indicative of the future performance of the MSCI Malaysia Free Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the MSCI Malaysia Free Index during any period set forth below is not an indication that the MSCI Malaysia Free Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 1, 2007, the closing level of the MSCI Malaysia Free Index was 514.07.

Accelerated Return Notes	TS-9

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange. For more information on the Nikkei 225 Index, please see the section entitled “The Nikkei 225 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from January 2002 through May 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 1, 2007, the closing level of the Nikkei 225 Index was 17,958.88.

Accelerated Return Notes	TS-10

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety to the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Basket, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Basket, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Circular 230 Legend. The foregoing discussion of United States federal income tax matters contained in this term sheet (a) was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) was written to support the promotion or marketing of the Notes by Merrill Lynch. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Merrill Lynch or its representatives and each prospective investor regarding an investment in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Notes	TS-11

Additional Note Terms

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130792/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term preliminary sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-12